FORM SE
FORM FOR SUBMISSION OF PAPER FORMAT EXHIBITS
BY ELECTRONIC FILERS

Financial Asset Securities Corp.   0001248553
Exact Name of Registrant as Specified in Charter   **Registrant CIK Number**

Form 8-K, July 31, 2003, Series 2003-2   333-104153 -06

Name of Person Filing the Document
(If Other than the Registrant)



03028832

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned thereunto duly authorized.

Dated: June ___, 2003

FINANCIAL ASSET SECURITIES CORP.

By:_____

Name:

Title: FRANK Y. SKIBO
           SENIOR VICE PRESIDENT

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

Dated: July 31, 2003

FINANCIAL ASSET SECURITIES CORP.

By: /s/ Frank Skibo
Name: Frank Skibo
Title: Senior Vice President

IN ACCORDANCE WITH RULE 202 OF REGULATION S-T, THIS EXHIBIT IS BEING FILED IN PAPER PURSUANT TO A CONTINUING HARDSHIP EXEMPTION.

EXHIBIT INDEX

Exhibit No.	Description	Format
4.1	Mortgage Loan Schedule	P*

---

* The Mortgage Loan Schedule have been filed on paper pursuant to a continuing hardship exemption from certain electronic requirements.

Fremont Mortgage Loan Trust 2003-2 Mortgage Loan Schedule: Exhibit D

Loan Number	State	Zipcode	Occupancy Status	Property Type	Original Term	Remaining Term	LTV at Origination	Mortgage Rate	1st Payment Date	Maturity Date	Original Payment	Current Payment	Paid to Date	Original Balance	Scheduled Balance	Loan Purpose	Original Rate	Documentation Program	Risk Grade	Appraisal Value	Sale Price	Actual Unpaid Balance	Prepayment Penalty	Prepay Term	Remaining Term	Rounding Code	Product	Lien Position	Minimum Mortgage Rate	Maximum Mortgage Rate	Gross Margin	Next Adjustment Date	Initial Periodic Rate Cap	Subsequent Rate Cap	Group	Program Code

Fremont Mortgage Loan Trust 2003-2 Mortgage Loan Schedule: Exhibit D

Loan Number	State	Zipcode	Property Type	Occupancy Status	Original Term	Remaining Term	LTV at Origination	Mortgage Rate	Maturity Date	1st Payment Date	Original Payment	Current Payment	Paid to Date	Original Balance	Scheduled Balance	Loan Purpose	Original Rate	Documentation Program	Risk Grade	Appraisal Value	Sale Price	Actual Unpaid Balance	Prepayment Penalty	Prepay-ment Term	Remaining Prepayment Term	Rounding Code	Product	Lien Position	Minimum Mortgage Rate	Maximum Mortgage Rate	Gross Margin	Next Adjustment Date	Initial Periodic Rate Cap	Subsequent Rate Cap	Group	Program Code

Loan Number	State	Zipcode	Occupancy Status	Property Type	Original Term	Remaining Term	LTV at Origination	Mortgage Rate	1st Payment Date	Maturity Date	Current Payment	Original Payment	Paid to Date	Original Balance	Scheduled Balance	Loan Purpose	Documentation Program	Original Rate	Risk Grade	Appraisal Value	Sale Price	Actual Unpaid Balance	Prepayment Penalty	Prepay ment Term	Remaining Prepayment Term	Rounding Code	Product	Lien Position	Minimum Mortgage Rate	Maximum Mortgage Rate	Gross Margin	Next Adjustment Date	Initial Periodic Rate Cap	Subsequent Rate Cap	Group	Program Code

Fremont Mortgage Loan Trust 2003-2 Mortgage Loan Schedule: Exhibit D

Loan Number	State	Zipcode	Occupancy Status	Property Type	Original Term	Remaining Term	LTV at Origination	Mortgage Rate	Maturity Date	1st Payment Date	Original Payment	Current Payment	Paid to Date	Original Balance	Scheduled Balance	Loan Purpose	Original Rate	Documentation Program	Risk Grade	Appraisal Value	Sale Price	Actual Unpaid Balance	Prepay ment Penalty	Prepay ment Term	Prepay ment Penalty Term	Remaining Prepayment Term	Rounding Code	Product	Loan Position	Minimum Mortgage Rate	Maximum Mortgage Rate	Gross Margin	Next Adjustment Date	Initial Periodic Rate Cap	Subsequent Periodic Rate Cap	Subsequent Rate Cap Group	Program Code

Fremont Mortgage Loan Trust 2003-2 Mortgage Loan Schedule: Exhibit D

Loan Number	State	Zipcode	Occupancy Status	Property Type	Original Term	Remaining Term	Original Balance	Scheduled Balance	Paid to Date	Current Payment	Original Payment	Maturity Date	1st Payment Date	Mortgage Rate	LTV at Origination	Original Rate	Loan Purpose	Documentation Program	Risk Grade	Appraisal Value	Sale Price	Actual Unpaid Balance	Prepayment Penalty	Prepay ment Term	Remaining Prepayment Term	Rounding Code	Product	Lien Position	Minimum Mortgage Rate	Maximum Mortgage Rate	Gross Margin	Next Adjustment Date	Initial Periodic Rate Cap	Subsequent Rate Cap	Program Group	Program Code

Fremont Mortgage Loan Trust 2003-2 Mortgage Loan Schedule: Exhibit D

Loan Number	State	Zipcode	Occupancy Status	Property Type	Original Term	Remaining Term	Maturity Date	1st Payment Date	Mortgage Rate	LTV at Origination	Original Payment	Current Payment	Scheduled Balance	Paid to Date	Original Balance	Scheduled Balance	Loan Purpose	Original Rate	Documentation Program	Risk Grade	Appraisal Value	Sale Price	Actual Unpaid Balance	Prepay ment Penalty	Prepay ment Term	Remaining Prepayment Term	Rounding Code	Product	Lien Position	Minimum Mortgage Rate	Minimum Mortgage Rate	Gross Margin	Next Adjustment Date	Initial Periodic Rate Cap	Periodic Rate Cap	Subsequent Rate Cap	Group	Program Code

Fremont Mortgage Loan Trust 2001-2 Mortgage Loan Schedule: Exhibit D

Loan Number	State	Zipcode	Occupancy Status	Property Type	Original Term	Remaining Term	LTV at Origination	Mortgage Rate	1st Payment Date	Maturity Date	Original Payment	Current Payment	Paid to Date	Original Balance	Scheduled Balance	Loan Purpose	Original Rate	Documentation Program	Risk Grade	Appraisal Value	Sale Price	Actual Unpaid Balance	Rounding Code	Remaining Prepayment Term	Prepayment Term	Prepayment Penalty	Product	Lien Position	Minimum Mortgage Rate	Maximum Mortgage Rate	Gross Margin	Next Adjustment Date	Initial Periodic Rate Cap	Subsequent Rate Cap	Program Group Code

Fremont Mortgage Loan Trust 2003-2 Mortgage Loan Schedule: Exhibit D

Loan Number	State	Zipcode	Occupancy Status	Property Type	Original Term	Remaining Term	LTV at Origination	Mortgage Rate	1st Payment Date	Maturity Date	Original Payment	Current Payment	Paid to Date	Original Balance	Scheduled Balance	Loan Purpose	Original Rate	Documentation Program	Risk Grade	Appraised Value	Sale Price	Actual Unpaid Balance	Prepayment Penalty	Prepayment Term	Remaining Prepayment Term	Rounding Code	Product	Lien Position	Minimum Mortgage Rate	Maximum Mortgage Rate	Gross Margin	Next Adjustment Date	Initial Periodic Rate Cap	Subsequent Rate Cap	Program Group Code

Fremont Mortgage Loan Trust 2003-2 Mortgage Loan Schedule: Exhibit D

Loan Number	State	Zipcode	Occupancy Status	Property Type	Original Term	Remaining Term	LTV at Origination	Mortgage Rate	1st Payment Date	Maturity Date	Original Payment	Current Payment	Paid to Date	Original Balance	Scheduled Balance	Loan Purpose	Original Rate	Documentation Program	Risk Grade	Appraisal Value	Sale Price	Actual Unpaid Balance	Prepayment Penalty	Prepayment Term	Remaining Prepayment Term	Rounding Code	Product	Lien Position	Minimum Mortgage Rate	Maximum Mortgage Rate	Gross Margin	Next Adjustment Date	Initial Periodic Rate Cap	Subsequent Rate Cap	Group	Program Code

Fremont Mortgage Loan Trust 2003-2 Mortgage Loan Schedule: Exhibit D

Loan Number, State, Zipcode, Occupancy Status, Property Type, Original Term, Remaining Term, LTV at Origination, Mortgage Rate, 1st Payment Date, Maturity Date, Original Payment, Current Payment, Paid to Date, Original Balance, Scheduled Balance, Loan Purpose, Original Rate, Documentation Program, Risk Grade, Appraisal Value, Sale Price, Actual Unpaid Balance, Prepayment Penalty, Prepayment Term, Remaining Prepayment Term, Rounding Code, Product, Lien Position, Minimum Mortgage Rate, Maximum Mortgage Rate, Gross Margin, Initial Periodic Rate Cap, Next Adjustment Date, Subsequent Periodic Rate Cap, Group, Program Code

Loan Number	State	Zipcode	Occupancy Status	Property Type	Original Term	Remaining Term	LTV at Origination	Mortgage Rate	1st Payment Date	Maturity Date	Original Payment	Current Payment	Paid to Date	Original Balance	Scheduled Balance	Loan Purpose	Original Rate	Documentation Program	Risk Grade	Appraisal Value	Sale Price	Actual Unpaid Balance	Prepayment Penalty	Prepayment Term	Remaining Prepayment Term	Rounding Code	Product	Lien Position	Minimum Mortgage Rate	Maximum Mortgage Rate	Gross Margin	Next Adjustment Date	Initial Periodic Rate Cap	Periodic Rate Cap	Subsequent Rate Cap	Program Group	Code

Loan Number | State | Zipcode | Occupancy Status | Property Type | Original Term | Remaining Term | LTV at Origination | Mortgage Rate | 1st Payment Date | Maturity Date | Original Payment | Current Payment | Paid to Date | Original Balance | Scheduled Balance | Loan Purpose | Original Rate | Documentation Program | Risk Grade | Appraisal Value | Sale Price | Actual Unpaid Balance | Prepayment Penalty | Prepayment Term | Remaining Prepayment Term | Rounding Code | Product | Lien Position | Minimum Mortgage Rate | Maximum Mortgage Rate | Gross Margin | Next Adjustment Date | Initial Periodic Rate Cap | Subsequent Rate Cap | Program Group Code

Exhibit D

Fremont Mortgage Loan Trust 2003-2 Mortgage Loan Schedule: Exhibit D

Loan Number	State	Zipcode	Property Type	Occupancy Status	Original Term	Remaining Term	LTV at Origination	Mortgage Rate	1st Payment Date	Maturity Date	Original Payment	Current Payment	Paid to Date	Original Balance	Scheduled Balance	Loan Purpose	Original Rate	Documentation Program	Risk Grade	Appraisal Value	Sale Price	Actual Unpaid Balance	Prepayment Penalty	Prepayment Term	Prepayment Term	Remaining Prepayment Term	Rounding Code	Product	Lien Position	Minimum Mortgage Rate	Maximum Mortgage Rate	Gross Margin	Next Adjustment Date	Initial Periodic Rate Cap	Initial Periodic Rate Cap	Subsequent Rate Cap	Program Group	Code

Fremont Mortgage Loan Trust 2003-2 Mortgage Loan Schedule: Exhibit D

Loan Number	State	Zipcode	Occupancy Status	Property Type	Original Term	Remaining Term	1st Payment Date	LTV at Origination	Mortgage Rate	1st Payment Date	Maturity Date	Original Payment	Current Payment	Paid to Date	Original Balance	Scheduled Balance	Loan Purpose	Original Rate	Documentation Program	Risk Grade	Appraisal Value	Sale Price	Actual Unpaid Balance	Prepayment Penalty	Prepayment Term	Remaining Prepayment Term	Rounding Code	Product	Lien Position	Minimum Mortgage Rate	Maximum Mortgage Rate	Gross Margin	Next Adjustment Date	Initial Periodic Rate Cap	Periodic Rate Cap	Subsequent Rate Cap	Group	Program Code

Exhibit D

Fremont Mortgage Loan Trust 2003-2 Mortgage Loan Schedule: Exhibit D

Loan Number	State	Zipcode	Occupancy Status	Property Type	Original Term	Remaining Term	LTV at Origination	Mortgage Rate	1st Payment Date	Maturity Date	Original Payment	Current Payment	Paid to Date	Original Balance	Scheduled Balance	Loan Purpose	Documentation Program	Original Rate	Risk Grade	Appraisal Value	Sale Price	Actual Unpaid Balance	Prepayment Penalty	Prepayment Term	Remaining Prepayment Term	Rounding Code	Product	Lien Position	Minimum Mortgage Rate	Maximum Mortgage Rate	Gross Margin	Next Adjustment Date	Initial Periodic Rate Cap	Subsequent Rate Cap	Group	Program Code

Exhibit D

Fremont Mortgage Loan Trust 2003-2 Mortgage Loan Schedule: Exhibit D

Loan Number	State	Zipcode	Occupancy Status	Property Type	Original Term	Remaining Term	LTV at Origination	Mortgage Rate	1st Payment Date	Maturity Date	Original Payment	Current Payment	Paid to Date	Original Balance	Scheduled Balance	Loan Purpose	Original Rate	Documentation Program	Risk Grade	Appraised Value	Sale Price	Actual Unpaid Balance	Prepayment Penalty	Prepayment Term	Remaining Prepayment Term	Rounding Code	Product	Lien Position	Minimum Mortgage Rate	Maximum Mortgage Rate	Gross Margin	Next Adjustment Date	Initial Periodic Rate Cap	Periodic Rate Cap	Subsequent Rate Cap	Group	Program Code

Fremont Mortgage Loan Trust 2003-2 Mortgage Loan Schedule: Exhibit D

Loan Number	State	Zipcode	Occupancy Status	Property Type	Original Term	Remaining Term	LTV at Origination	Mortgage Rate	1st Payment Date	Maturity Date	Original Payment	Current Payment	Paid to Date	Original Balance	Scheduled Balance	Loan Purpose	Original Rate	Documentation Program	Risk Grade	Appraised Value	Sale Price	Actual Unpaid Balance	Prepayment Penalty	Prepayment Term	Remaining Prepayment Term	Rounding Code	Product	Lien Position	Minimum Mortgage Rate	Maximum Mortgage Rate	Gross Margin	Next Adjustment Date	Initial Periodic Rate Cap	Periodic Rate Cap	Subsequent Rate Cap	Group	Program Code

Fremont Mortgage Loan Trust 2003-2 Mortgage Loan Schedule: Exhibit D

Loan Number	State	Zipcode	Occupancy Status	Property Type	Original Term	Remaining Term	LTV at Origination	Mortgage Rate	1st Payment Date	Maturity Date	Original Payment	Current Payment	Paid to Date	Original Balance	Scheduled Balance	Loan Purpose	Original Rate	Documentation Program	Risk Grade	Appraisal Value	Sale Price	Actual Unpaid Balance	Prepay ment Penalty	Prepay ment Term	Remaining Prepayment Term	Rounding Code	Product	Lien Position	Minimum Mortgage Rate	Maximum Mortgage Rate	Gross Margin	Next Adjustment Date	Initial Periodic Rate Cap	Initial Rate Cap	Subsequent Rate Cap	Group	Program Code

Fremont Mortgage Loan Trust 2003-2 Mortgage Loan Schedule: Exhibit D

Loan Number	State	Zipcode	Occupancy Status	Property Type	Original Term	Remaining Term	LTV at Origination	Mortgage Rate	1st Payment Date	Maturity Date	Original Payment	Current Payment	Paid to Date	Original Balance	Scheduled Balance	Loan Purpose	Original Rate	Documentation Program	Risk Grade	Appraisal Value	Sale Price	Actual Unpaid Balance	Prepayment Penalty	Prepayment Term	Remaining Prepayment Term	Rounding Code	Product	Lien Position	Minimum Mortgage Rate	Maximum Mortgage Rate	Gross Margin	Next Adjustment Date	Initial Periodic Rate Cap	Subsequent Rate Cap	Program Group	Code

Fremont Mortgage Loan Trust 2003-2 Mortgage Loan Schedule: Exhibit D

Fremont Mortgage Loan Trust 2003-2 Mortgage Loan Schedule: Exhibit D

Exhibit D

Fremont Mortgage Loan Trust 2003-2 Mortgage Loan Schedule: Exhibit D

Loan Number	State	Zipcode	Occupancy Status	Property Type	Original Term	Remaining Term	LTV at Origination	Mortgage Rate	1st Payment Date	Maturity Date	Original Payment	Current Payment	Paid to Date	Original Balance	Scheduled Balance	Original Rate	Documentation Program	Risk Grade	Appraised Value	Sale Price	Actual Unpaid Balance	Prepayment Penalty	Prepayment Term	Remaining Prepayment Term	Rounding Code	Product	Lien Position	Minimum Mortgage Rate	Maximum Mortgage Rate	Gross Margin	Next Adjustment Date	Next Periodic Rate Cap	Initial Periodic Rate Cap	Subsequent Periodic Rate Cap	Group	Program Code

Page 22 of 65

Exhibit D

Fremont Mortgage Loan Trust 2003-2 Mortgage Loan Schedule: Exhibit D

Loan Number	State	Zipcode	Occupancy Status	Property Type	Original Term	Remaining Term	LTV at Origination	Mortgage Rate	1st Payment Date	Maturity Date	Original Payment	Current Payment	Paid to Date	Original Balance	Scheduled Balance	Loan Purpose	Original Rate	Documentation Program	Risk Grade	Appraisal Value	Sale Price	Actual Unpaid Balance	Prepayment Penalty	Prepayment Term	Remaining Prepayment Term	Rounding Code	Product	Lien Position	Minimum Mortgage Rate	Maximum Mortgage Rate	Gross Margin	Next Adjustment Date	Initial Periodic Rate Cap	Subsequent Periodic Rate Cap	Program Group Code

Exhibit D

Fremont Mortgage Loan Trust 2003-2 Mortgage Loan Schedule: Exhibit D

Loan Number	State	Zipcode	Occupancy Status	Property Type	Original Term	Remaining Term	LTV at Origination	Mortgage Rate	1st Payment Date	Maturity Date	Original Payment	Current Payment	Paid to Date	Original Balance	Scheduled Balance	Loan Purpose	Original Rate	Documentation Program	Risk Grade	Appraisal Value	Sale Price	Actual Unpaid Balance	Prepayment Penalty	Prepayment Term	Remaining Prepayment Term	Rounding Code	Product	Lien Position	Minimum Mortgage Rate	Maximum Mortgage Rate	Gross Margin	Next Adjustment Date	Initial Periodic Rate Cap	Subsequent Periodic Rate Cap	Group	Program Code

Page 24 of 65

Exhibit D

Fremont Mortgage Loan Trust 2003-1 Mortgage Loan Schedule: Exhibit D

Exhibit D

Fremont Mortgage Loan Trust 2003-2 Mortgage Loan Schedule: Exhibit D

Loan Number	State	Zipcode	Occupancy Status	Property Type	Original Term	Remaining Term	LTV at Origination	Mortgage Rate	1st Payment Date	Maturity Date	Original Payment	Current Payment	Loan Purpose	Original Rate	Documentation Program	Risk Grade	Appraisal Value	Sale Price	Paid to Date	Original Balance	Scheduled Balance	Property Prepayment Penalty	Prepayment Term	Remaining Prepayment Term	Rounding Code	Product	Lien Position	Minimum Mortgage Rate	Maximum Mortgage Rate	Gross Margin	Next Adjustment Date	Initial Periodic Rate Cap	Subsequent Rate Cap	Program Group	Code

Fremont Mortgage Loan Trust 2003-2 Mortgage Loan Schedule: Exhibit D

Loan Number	State	Zipcode	Occupancy Status	Property Type	Original Term	Remaining Term	LTV at Origination	Mortgage Rate	1st Payment Date	Maturity Date	Original Payment	Current Payment	Paid to Date	Original Balance	Scheduled Balance	Loan Purpose	Original Rate	Documentation Program	Risk Grade	Appraisal Value	Sale Price	Actual Unpaid Balance	Prepayment Penalty	Prepay ment Term	Remaining Prepayment Term	Rounding Code	Product	Loan Position	Minimum Mortgage Rate	Maximum Mortgage Rate	Gross Margin	Next Adjustment Date	Initial Periodic Rate Cap	Subsequent Rate Cap	Group	Program Code

Exhibit D

Fremont Mortgage Loan Trust 2003-2 Mortgage Loan Schedule: Exhibit D

Loan Number	State	Zipcode	Occupancy Status	Property Type	Original Term	Remaining Term	LTV at Origination	Mortgage Rate	1st Payment Date	Maturity Date	Original Payment	Current Payment	Paid to Date	Original Balance	Scheduled Balance	Loan Purpose	Original Rate	Documentation Program	Risk Grade	Appraisal Value	Sale Price	Actual Unpaid Balance	Prepayment Penalty	Prepayment Term	Remaining Prepayment Term	Rounding Code	Product	Lien Position	Minimum Mortgage Rate	Maximum Mortgage Rate	Gross Margin	Next Adjustment Date	Initial Periodic Rate Cap	Subsequent Rate Cap	Group	Program Code

Fremont Mortgage Loan Trust 2003-2 Mortgage Loan Schedule: Exhibit D

Loan Number	State	Zip Code	Occupancy Status	Property Type	Original Term	Remaining Term	LTV at Origination	Mortgage Rate	1st Payment Date	Maturity Date	Original Payment	Current Payment	Paid to Date	Original Balance	Scheduled Balance	Loan Purpose	Original Rate	Documentation Program	Risk Grade	Appraisal Value	Sale Price	Actual Unpaid Balance	Prepayment Penalty	Prepayment Term	Remaining Prepayment Term	Rounding Code	Product	Lien Position	Minimum Mortgage Rate	Maximum Mortgage Rate	Gross Margin	Next Rate Adjustment Date	Initial Periodic Rate Cap	Subsequent Periodic Rate Cap	Program Group	Code

Loan Number	State	Zipcode	Occupancy Status	Property Type	Original Term	Remaining Term	LTV at Origination	Mortgage Rate	1st Payment Date	Maturity Date	Original Payment	Current Payment	Paid to Date	Original Balance	Scheduled Balance	Loan Purpose	Original Rate	Documentation Program	Risk Grade	Appraised Value	Sale Price	Actual Unpaid Balance	Prepayment Penalty	Prepayment Term	Remaining Prepayment Term	Rounding Code	Product	Lien Position	Minimum Mortgage Rate	Maximum Mortgage Rate	Gross Margin	Next Adjustment Date	Initial Periodic Rate Cap	Periodic Rate Cap	Subsequent Rate Cap	Program Code	Group Code

Fremont Mortgage Loan Trust 2003-2 Mortgage Loan Schedule: Exhibit D

Loan Number	State	Zipcode	Occupancy Status	Property Type	Original Term	Remaining Term	LTV at Origination	Mortgage Rate	1st Payment Date	Maturity Date	Original Payment	Current Payment	Paid to Date	Original Balance	Scheduled Balance	Loan Purpose	Original Rate	Documentation Program	Risk Grade	Appraisal Value	Sale Price	Actual Unpaid Balance	Prepayment Penalty	Prepayment Term	Remaining Prepayment Term	Rounding Code	Product	Lien Position	Minimum Mortgage Rate	Maximum Mortgage Rate	Gross Margin	Next Adjustment Date	Initial Periodic Rate Cap	Subsequent Rate Cap	Program Group	Program Code

Fremont Mortgage Loan Trust 2003-2 Mortgage Loan Schedule: Exhibit D

Loan Number	State	Zipcode	Occupancy Status	Property Type	Original Term	Remaining Term	LTV at Origination	Mortgage Rate	Maturity Date	1st Payment Date	Original Payment	Current Payment	Paid to Date	Original Balance	Scheduled Balance	Loan Purpose	Original Rate	Documentation Program	Risk Grade	Appraisal Value	Sale Price	Actual Unpaid Balance	Prepayment Penalty	Prepay ment Term	Remaining Prepayment Term	Rounding Code	Product	Lien Position	Minimum Mortgage Rate	Maximum Mortgage Rate	Gross Margin	Next Adjustment Date	Initial Periodic Rate Cap	Periodic Rate Cap	Subsequent Rate Cap	Program Group	Program Code

Fremont Mortgage Loan Trust 2003-2 Mortgage Loan Schedule: Exhibit D

Loan Number	State	Zipcode	Occupancy Status	Property Type	Original Term	Remaining Term	LTV at Origination	Mortgage Rate	1st Payment Date	Maturity Date	Original Payment	Current Payment	Paid to Date	Original Balance	Scheduled Balance	Loan Purpose	Original Rate	Documentation Program	Risk Grade	Appraisal Value	Sale Price	Actual Unpaid Balance	Prepayment Penalty	Prepayment Term	Remaining Prepayment Term	Rounding Code	Product	Lien Position	Minimum Mortgage Rate	Maximum Mortgage Rate	Gross Margin	Next Adjustment Date	Initial Periodic Rate Cap	Subsequent Periodic Rate Cap	Group	Program Code

Exhibit D

Fremont Mortgage Loan Trust 2003-2 Mortgage Loan Schedule: Exhibit D

Loan Number	State	Zipcode	Occupancy Status	Property Type	Original Term	Remaining Term	LTV at Origination	Mortgage Rate	1st Payment Date	Maturity Date	Original Payment	Current Payment	Paid to Date	Original Balance	Scheduled Balance	Loan Purpose	Original Rate	Documentation Program	Risk Grade	Appraisal Value	Sale Price	Actual Unpaid Balance	Prepayment Penalty	Prepayment Term	Prepayment Remaining Term	Rounding Code	Product	Lien Position	Minimum Mortgage Rate	Maximum Mortgage Rate	Gross Margin	Next Adjustment Date	Initial Periodic Rate Cap	Subsequent Rate Cap	Group	Program Code

Fremont Mortgage Loan Trust 2003-2 Mortgage Loan Schedule: Exhibit D

Loan Number	State	Zip Code	Occupancy Status	Property Type	Original Term	Remaining Term	LTV at Origination	Mortgage Rate	1st Payment Date	Maturity Date	Original Payment	Current Payment	Paid to Date	Original Balance	Scheduled Balance	Loan Purpose	Original Rate	Documentation Program	Risk Grade	Appraisal Value	Sale Price	Actual Unpaid Balance	Prepayment Penalty	Prepay ment Term	Remaining Prepayment Term	Rounding Code	Product	Lien Position	Minimum Mortgage Rate	Maximum Mortgage Rate	Gross Margin	Next Adjustment Date	Initial Periodic Rate Cap	Subsequent Rate Cap	Group	Program Code

Fremont Mortgage Loan Trust 2003-2 Mortgage Loan Schedule: Exhibit D

Loan Number	State	Zipcode	Occupancy Status	Property Type	Original Term	Remaining Term	LTV at Origination	Mortgage Rate	1st Payment Date	Maturity Date	Original Payment	Current Payment	Paid to Date	Original Balance	Scheduled Balance	Loan Purpose	Original Rate	Documentation Program	Risk Grade	Appraisal Value	Sale Price	Actual Unpaid Balance	Remaining Prepayment Term	Prepayment Penalty	Prepayment Term	Rounding Code	Product	Lien Position	Minimum Mortgage Rate	Maximum Mortgage Rate	Gross Margin	Next Adjustment Date	Initial Periodic Rate Cap	Subsequent Rate Cap	Program Code	Group

Fremont Mortgage Loan Trust 2003-2 Mortgage Loan Schedule: Exhibit D

Loan Number	State	Zipcode	Occupancy Status	Property Type	Original Term	Remaining Term	LTV at Origination	Mortgage Rate	1st Payment Date	Maturity Date	Original Payment	Current Payment	Paid to Date	Original Balance	Scheduled Balance	Loan Purpose	Original Rate	Documentation Program	Risk Grade	Appraisal Value	Sale Price	Actual Unpaid Balance	Prepayment Penalty	Prepayment Term	Remaining Prepayment Term	Rounding Code	Product	Lien Position	Minimum Mortgage Rate	Maximum Mortgage Rate	Gross Margin	Next Adjustment Date	Initial Periodic Rate Cap	Subsequent Periodic Rate Cap	Group	Program Code

Exhibit D

Page 38 of 65

Loan Number	State	Zipcode	Occupancy Status	Property Type	Original Term	Remaining Term	LTV at Origination	Mortgage Rate	1st Payment Date	Maturity Date	Original Payment	Current Payment	Paid to Date	Original Balance	Scheduled Balance	Loan Purpose	Original Rate	Documentation Program	Risk Grade	Appraisal Value	Sale Price	Actual Unpaid Balance	Prepay ment Penalty	Prepay ment Term	Remaining Prepayment Term	Rounding Code	Product	Lien Position	Minimum Mortgage Rate	Maximum Mortgage Rate	Gross Margin	Next Adjustment Date	Initial Periodic Rate Cap	Subsequent Periodic Rate Cap	Group	Program Code

Fremont Mortgage Loan Trust 2003-2 Mortgage Loan Schedule: Exhibit D

Loan Number	State	Zipcode	Occupancy Status	Property Type	Original Term	Remaining Term	LTV at Origination	Mortgage Rate	1st Payment Date	Maturity Date	Original Payment	Current Payment	Paid to Date	Original Balance	Scheduled Balance	Original Rate	Loan Purpose	Documentation Program	Risk Grade	Appraisal Value	Sale Price	Actual Unpaid Balance	Prepay ment Penalty	Prepay ment Term	Remaining Prepayment Term	Rounding Code	Product	Lien Position	Minimum Mortgage Rate	Maximum Mortgage Rate	Gross Margin	Next Adjustment Date	Initial Periodic Rate Cap	Subsequent Periodic Rate Cap	Program Group	Code

Fremont Mortgage Loan Trust 2003-2 Mortgage Loan Schedule: Exhibit D

Loan Number	State	Zipcode	Occupancy Status	Property Type	Original Term	Remaining Term	LTV at Origination	Mortgage Rate	1st Payment Date	Maturity Date	Original Payment	Current Payment	Paid to Date	Original Balance	Scheduled Balance	Loan Purpose	Original Rate	Documentation Program	Risk Grade	Appraised Value	Sale Price	Actual Unpaid Balance	Prepayment Penalty	Prepayment Term	Remaining Prepayment Term	Rounding Code	Product	Lien Position	Minimum Mortgage Rate	Maximum Rate	Gross Margin	Next Adjustment Date	Initial Periodic Rate Cap	Subsequent Rate Cap	Group	Program Code

Loan Number	State	Zipcode	Occupancy Status	Property Type	Original Term	Remaining Term	LTV at Origination	Mortgage Rate	1st Payment Date	Maturity Date	Original Payment	Current Payment	Paid to Date	Original Balance	Scheduled Balance	Original Rate	Loan Purpose	Documentation Program	Risk Grade	Appraisal Value	Sale Price	Actual Unpaid Balance	Prepay ment Penalty	Prepay ment Term	Remaining Prepayment Term	Rounding Code	Product	Lien Position	Minimum Mortgage Rate	Maximum Mortgage Rate	Gross Margin	Next Adjustment Date	Initial Periodic Rate Cap	Subsequent Periodic Rate Cap	Program Group	Program Code

Loan Number	State	Zipcode	Occupancy Status	Property Type	Original Term	Remaining Term	LTV at Origination	Mortgage Rate	1st Payment Date	Maturity Date	Original Payment	Current Payment	Paid to Date	Original Balance	Scheduled Balance	Loan Purpose	Original Rate	Documentation Program	Risk Grade	Appraised Value	Sale Price	Actual Unpaid Balance	Prepayment Penalty	Prepayment Term	Remaining Prepayment Term	Rounding Code	Product	Lien Position	Minimum Mortgage Rate	Maximum Mortgage Rate	Gross Margin	Next Adjustment Date	Initial Periodic Rate Cap	Subsequent Periodic Rate Cap	Program Group Code

Fremont Mortgage Loan Trust 2003-2 Mortgage Loan Schedule: Exhibit D

Loan Number	State	Zipcode	Property Type	Occupancy Status	Original Term	Remaining Term	LTV at Origination	Mortgage Rate	1st Payment Date	Maturity Date	Original Payment	Current Payment	Paid to Date	Original Balance	Scheduled Balance	Loan Purpose	Original Rate	Documentation Program	Risk Grade	Appraisal Value	Sale Price	Actual Unpaid Balance	Prepayment Penalty	Prepayment Term	Remaining Prepayment Term	Rounding Code	Product	Lien Position	Minimum Mortgage Rate	Maximum Mortgage Rate	Gross Margin	Next Adjustment Date	Initial Periodic Rate Cap	Subsequent Periodic Rate Cap	Group	Program Code

Fremont Mortgage Loan Trust 2003-2 Mortgage Loan Schedule: Exhibit D

Exhibit D

Fremont Mortgage Loan Trust 2003-2 Mortgage Loan Schedule: Exhibit D

Loan Number	State	Zipcode	Occupancy Status	Property Type	Original Term	Remaining Term	LTV at Origination	Mortgage Rate	1st Payment Date	Maturity Date	Original Payment	Current Payment	Paid to Date	Original Balance	Scheduled Balance	Loan Purpose	Original Rate	Documentation Program	Risk Grade	Appraisal Value	Sale Price	Actual Unpaid Balance	Prepayment Penalty	Prepayment Term	Remaining Prepayment Term	Rounding Code	Remaining Term	Product	Lien Position	Minimum Mortgage Rate	Maximum Mortgage Rate	Gross Margin	Next Adjustment Date	Initial Periodic Rate Cap	Subsequent Rate Cap	Group	Program Code

Exhibit D

Fremont Mortgage Loan Trust 2003-2 Mortgage Loan Schedule: Exhibit D

Loan Number	State	Zipcode	Occupancy Status	Property Type	Original Term	Remaining Term	LTV at Origination	Mortgage Rate	1st Payment Date	Maturity Date	Original Payment	Current Payment	Paid to Date	Original Balance	Scheduled Balance	Loan Purpose	Original Rate	Documentation Program	Risk Grade	Appraisal Value	Sale Price	Actual Unpaid Balance	Rounding Code	Prepayment Penalty Term	Prepayment Penalty	Remaining Term	Product	Lien Position	Minimum Mortgage Rate	Maximum Mortgage Rate	Gross Margin	Next Adjustment Date	Initial Periodic Rate Cap	Subsequent Rate Cap	Group	Program Code

Fremont Mortgage Loan Trust 2003-2 Mortgage Loan Schedule: Exhibit D

Loan Number	State	Zipcode	Occupancy Status	Property Type	Original Term	Remaining Term	LTV at Origination	Mortgage Rate	1st Payment Date	Maturity Date	Original Payment	Current Payment	Paid to Date	Original Balance	Scheduled Balance	Loan Purpose	Original Rate	Documentation Program	Risk Grade	Appraised Value	Sale Price	Actual Unpaid Balance	Prepayment Penalty	Prepayment Term	Remaining Prepayment Term	Rounding Code	Product	Lien Position	Minimum Mortgage Rate	Maximum Mortgage Rate	Gross Margin	Next Adjustment Date	Initial Periodic Rate Cap	Subsequent Rate Cap	Group	Program Code

Page 48 of 65

Fremont Mortgage Loan Trust 2001-2 Mortgage Loan Schedule: Exhibit D

Loan Number	State	Zipcode	Occupancy Status	Property Type	Original Term	Remaining Term	LTV at Origination	Mortgage Rate	1st Payment Date	Maturity Date	Original Payment	Current Payment	Paid To Date	Original Balance	Scheduled Balance	Loan Purpose	Original Rate	Documentation Program	Risk Grade	Appraised Value	Sale Price	Actual Unpaid Balance	Rounding Code	Product	Lien Position	Minimum Mortgage Rate	Maximum Mortgage Rate	Gross Margin	Next Adjustment Date	Initial Periodic Rate Cap	Subsequent Periodic Rate Cap	Group	Program Code

Fremont Mortgage Loan Trust 2003-2 Mortgage Loan Schedule: Exhibit D

Loan Number	State	Zipcode	Occupancy Status	Property Type	Original Term	Remaining Term	LTV at Origination	Mortgage Rate	1st Payment Date	Maturity Date	Original Payment	Current Payment	Paid to Date	Original Balance	Scheduled Balance	Loan Purpose	Original Rate	Documentation Program	Risk Grade	Appraisal Value	Sale Price	Actual Unpaid Balance	Prepayment Penalty	Prepayment Term	Remaining Prepayment Term	Rounding Code	Product	Lien Position	Minimum Mortgage Rate	Maximum Mortgage Rate	Gross Margin	Next Adjustment Date	Initial Periodic Rate Cap	Periodic Rate Cap	Subsequent Rate Cap	Group	Program Code

Exhibit D

Fremont Mortgage Loan Trust 2003-2 Mortgage Loan Schedule: Exhibit D

Loan Number	State	Zipcode	Occupancy Status	Property Type	Original Term	Remaining Term	LTV at Origination	Mortgage Rate	1st Payment Date	Maturity Date	Original Payment	Current Payment	Original Balance	Paid to Date	Original Balance	Scheduled Balance	Loan Purpose	Original Rate	Documentation Program	Risk Grade	Appraisal Value	Sale Price	Actual Unpaid Balance	Rounding Code	Remaining Prepayment Term	Prepayment Penalty	Product	Lien Position	Minimum Mortgage Rate	Maximum Mortgage Rate	Gross Margin	Next Adjustment Date	Initial Periodic Rate Cap	Subsequent Rate Cap	Group	Program Code

Loan Number	State	Zipcode	Occupancy Status	Property Type	Original Term	Remaining Term	LTV at Origination	Mortgage Rate	1st Payment Date	Maturity Date	Original Payment	Current Payment	Paid to Date	Original Balance	Scheduled Balance	Loan Purpose	Original Rate	Documentation Program	Risk Grade	Appraised Value	Sale Price	Actual Unpaid Balance	Prepayment Penalty	Prepayment Term	Remaining Prepayment Term	Rounding Code	Product	Lien Position	Minimum Mortgage Rate	Maximum Mortgage Rate	Gross Margin	Next Adjustment Date	Initial Periodic Rate Cap	Subsequent Rate Cap	Group	Program Code

Loan Number	State	Zipcode	Occupancy Status	Property Type	Original Term	Remaining Term	LTV at Origination	Mortgage Rate	1st Payment Date	Maturity Date	Original Payment	Current Payment	Paid to Date	Original Balance	Scheduled Balance	Loan Purpose	Original Rate	Documentation Program	Risk Grade	Appraisal Value	Sale Price	Actual Unpaid Balance	Prepayment Penalty	Prepayment Term	Remaining Prepayment Term	Rounding Code	Product	Lien Position	Minimum Mortgage Rate	Maximum Mortgage Rate	Gross Margin	Next Adjustment Date	Initial Periodic Rate Cap	Subsequent Periodic Rate Cap	Program Code	Group

Exhibit D

Fremont Mortgage Loan Trust 2003-2 Mortgage Loan Schedule: Exhibit D

Loan Number | State | Zipcode | Occupancy Status | Property Type | Original Term | Remaining Term | LTV at Origination | Mortgage Rate | 1st Payment Date | Original Payment | Current Payment | Maturity Date | Original Payment | Paid to Date | Scheduled Balance | Original Balance | Loan Purpose | Original Rate | Documentation Program | Risk Grade | Appraisal Value | Sale Price | Actual Unpaid Balance | Prepayment Penalty | Prepayment Term | Remaining Prepayment Term | Rounding Code | Product | Lien Position | Minimum Mortgage Rate | Maximum Mortgage Rate | Gross Margin | Next Adjustment Date | Initial Periodic Rate Cap | Subsequent Rate Cap | Program Group | Code

Fremont Mortgage Loan Trust 2003-2 Mortgage Loan Schedule: Exhibit D

Loan Number	State	Zipcode	Occupancy Status	Property Type	Original Term	Remaining Term	LTV at Origination	Mortgage Rate	1st Payment Date	Maturity Date	Original Payment	Current Payment	Paid to Date	Original Balance	Scheduled Balance	Loan Purpose	Original Rate	Documentation Program	Risk Grade	Appraisal Value	Sale Price	Actual Unpaid Balance	Prepayment Penalty	Prepay ment Term	Remaining Prepayment Term	Rounding Code	Product	Lien Position	Minimum Mortgage Rate	Maximum Mortgage Rate	Gross Margin	Next Adjustment Date	Initial Periodic Rate Cap	Subsequent Rate Cap	Program Group Code

Exhibit D

Loan Number	State	Zipcode	Occupancy Status	Property Type	Original Term	Remaining Term	LTV at Origination	Mortgage Rate	1st Payment Date	Maturity Date	Original Payment	Current Payment	Paid to Date	Original Balance	Scheduled Balance	Loan Purpose	Original Rate	Documentation Program	Risk Grade	Appraisal Value	Sale Price	Actual Unpaid Balance	Prepayment Penalty	Prepayment Term	Remaining Prepayment Term	Rounding Code	Product	Lien Position	Minimum Mortgage Rate	Maximum Mortgage Rate	Gross Margin	Next Adjustment Date	Initial Periodic Rate Cap	Subsequent Rate Cap	Group Code	Program Code

Loan Number	State	Zipcode	Property Type	Occupancy Status	Original Term	Remaining Term	LTV at Origination	Mortgage Rate	1st Payment Date	Maturity Date	Original Payment	Current Payment	Original Balance	Paid to Date	Original Balance	Scheduled Balance	Loan Purpose	Documentation Program	Risk Grade	Appraisal Value	Sale Price	Actual Unpaid Balance	Prepayment Penalty	Prepayment Term	Remaining Prepayment Term	Rounding Code	Product	Lien Position	Minimum Mortgage Rate	Maximum Mortgage Rate	Gross Margin	Next Adjustment Date	Initial Periodic Rate Cap	Subsequent Rate Cap	Group	Program Code

Fremont Mortgage Loan Trust 2003-2 Mortgage Loan Schedule: Exhibit D

Loan Number	State	Zipcode	Occupancy Status	Property Type	Original Term	Remaining Term	1st Payment Date	Mortgage Rate	LTV at Origination	Maturity Date	Original Payment	Current Payment	Paid to Date	Original Balance	Scheduled Balance	Loan Purpose	Original Rate	Documentation Program	Risk Grade	Appraised Value	Sale Price	Actual Unpaid Balance	Prepayment Penalty	Prepay ment Term	Remaining Prepayment Term	Rounding Code	Product	Lien Position	Minimum Mortgage Rate	Maximum Mortgage Rate	Gross Margin	Next Adjustment Date	Initial Periodic Rate Cap	Subsequent Rate Cap	Program Code	Group

Page 58 of 65

Fremont Mortgage Loan Trust 2003-2 Mortgage Loan Schedule: Exhibit D

Loan Number	State	Zipcode	Property Type	Occupancy Status	Original Term	Remaining Term	LTV at Origination	Mortgage Rate	1st Payment Date	Maturity Date	Original Payment	Current Payment	Paid to Date	Original Balance	Scheduled Balance	Loan Purpose	Original Rate	Documentation Program	Risk Grade	Appraisal Value	Sale Price	Actual Unpaid Balance	Prepayment Penalty	Prepayment Term	Remaining Prepayment Term	Rounding Code	Product	Lien Position	Minimum Mortgage Rate	Maximum Mortgage Rate	Gross Margin	Next Adjustment Date	Initial Periodic Rate Cap	Subsequent Rate Cap	Program Code	Group

Total Number of Mortgage Loans in Group 1:
Total Number of Fixed Rate Mortgage Loans in Group 1:
Total Number of Adjustable Rate Mortgage Loans in Group 1:

Exhibit D

Loan Number, State, Zipcode, Occupancy Status, Property Type, Original Term, Remaining Term, LTV at Origination, Mortgage Rate, 1st Payment Date, Maturity Date, Original Payment, Current Payment, Paid to Date, Original Balance, Scheduled Balance, Loan Purpose, Original Rate, Documentation Program, Risk Grade, Appraisal Value, Sale Price, Actual Unpaid Balance, Prepayment Penalty, Prepayment Term, Remaining Prepayment Term, Rounding Code, Product, Lien Position, Minimum Mortgage Rate, Maximum Mortgage Rate, Gross Margin, Next Adjustment Date, Initial Periodic Rate Cap, Periodic Rate Cap, Subsequent Rate Cap, Program Group Code

Loan Number	State	Zipcode	Occupancy Status	Property Type	Original Term	Remaining Term	LTV at Origination	Mortgage Rate	1st Payment Date	Maturity Date	Original Payment	Current Payment	Paid to Date	Original Balance	Scheduled Balance	Loan Purpose	Original Rate	Documentation Program	Risk Grade	Appraisal Value	Sale Price	Actual Unpaid Balance	Prepayment Penalty	Prepayment Term	Remaining Prepayment Term	Rounding Code	Product	Lien Position	Minimum Mortgage Rate	Maximum Mortgage Rate	Gross Margin	Next Adjustment Date	Initial Rate Cap	Periodic Rate Cap	Subsequent Rate Cap	Group	Program Code

Loan Number | State | Zipcode | Occupancy Status | Property Type | Original Term | Remaining Term | LTV at Origination | Mortgage Rate | 1st Payment Date | Maturity Date | Original Payment | Current Payment | Paid to Date | Original Balance | Scheduled Balance | Loan Purpose | Original Rate | Documentation Program | Risk Grade | Appraisal Value | Sale Price | Actual Unpaid Balance | Prepayment Penalty | Prepayment Term | Remaining Prepayment Term | Rounding Code | Product | Lien Position | Minimum Mortgage Rate | Maximum Mortgage Rate | Gross Margin | Next Adjustment Date | Initial Periodic Rate Cap | Subsequent Rate Cap | Program Group Code

Loan Number | State | Zipcode | Property Type | Occupancy Status | Original Term | Remaining Term | LTV at Origination | Mortgage Rate | 1st Payment Date | Maturity Date | Original Payment | Current Payment | Paid to Date | Original Balance | Scheduled Balance | Original Rate | Loan Purpose | Documentation Program | Risk Grade | Appraisal Value | Sale Price | Actual Unpaid Balance | Prepayment Penalty | Prepayment Term | Remaining Prepayment Term | Rounding Code | Product | Lien Position | Minimum Mortgage Rate | Maximum Mortgage Rate | Gross Margin | Next Adjustment Date | Initial Periodic Rate Cap | Subsequent Rate Cap | Program Code | Group

Loan Number	State	Zip Code	Occupancy Status	Property Type	Original Term	Remaining Term	LTV at Origination	Mortgage Rate	1st Payment Date	Maturity Date	Original Payment	Current Payment	Paid to Date	Original Balance	Scheduled Balance	Loan Purpose	Documentation Program	Risk Grade	Appraised Value	Sale Price	Actual Unpaid Balance	Prepayment Penalty	Prepayment Term	Remaining Prepayment Term	Rounding Code	Product	Lien Position	Minimum Mortgage Rate	Maximum Mortgage Rate	Gross Margin	Next Adjustment Date	Initial Periodic Rate Cap	Subsequent Rate Cap	Program Code	Group

Exhibit D

Fremont Mortgage Loan Trust 2003-2 Mortgage Loan Schedule: Exhibit D

Loan Number	State	Zipcode	Occupancy Status	Property Type	Original Term	Remaining Term	LTV at Origination	Mortgage Rate	1st Payment Date	Maturity Date	Original Payment	Current Payment	Paid to Date	Original Balance	Scheduled Balance	Loan Purpose	Original Rate	Documentation Program	Risk Grade	Appraisal Value	Sale Price	Actual Unpaid Balance	Prepayment Penalty	Prepayment Term	Remaining Prepayment Term	Rounding Code	Product	Lien Position	Minimum Mortgage Rate	Maximum Mortgage Rate	Gross Margin	Next Adjustment Date	Initial Periodic Rate Cap	Subsequent Rate Cap	Program Group	Code

Total Number of Mortgage Loans in Group I:

Total Number of Fixed Rate Mortgage Loans in Group I:

Total Number of Adjustable Rate Mortgage Loans in Group I:

Total Number of Mortgage Loans: 5,175

Total Number of Fixed Rate Mortgage Loans: 1,021

Total Number of Adjustable Rate Mortgage Loans: 4,154